SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934
Report on Form 6-K for 4 January 2005
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant's principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F __X__ Form 40-F _____
Enclosures:
Announcement of transactions of directors in securities of Sasol Limited or its major subsidiaries dated 1 December 2004 to 30 December 2004
1. 1 December 2004
2. 2 December 2004
3. 8 December 2004
4. 21 December 2004
5. 23 December 2004
6. 30 December 2004

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
TRANSACTIONS BY DIRECTORS IN SECURITIES OF SASOL LIMITED
In compliance with Rule 3.63 - 3.66 of the Listings Requirements of the JSE
Securities Exchange, South Africa, we announce the following transactions in securities of Sasol Limited by directors or directors of a major subsidiary of the Company:
Name
M
Sieberhagen
Office held
Director of major
subsidiary
Company
Sasol Synfuels (Pty)
Limited
Date transaction effected
30 November 2004
Option offer date
20 April 2000
Option offer price
R38,05
Exercise date
5 May 2000
Exercise price
R41,10
Selling price per share
R118,00
Number of shares
5 500
Total value
R649 000
Class of shares
Ordinary no par value
Nature of transaction
Sale of shares pursuant
to
implementation of
options
Nature and extent of Director's interest
Direct beneficial
Clearance given in terms of paragraph 3.66
Yes
1 December 2004
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
TRANSACTIONS BY DIRECTORS IN SECURITIES OF SASOL LIMITED
In compliance with Rule 3.63 - 3.66 of the Listings Requirements of the JSE
Securities Exchange, South Africa, we announce the following transactions in securities of Sasol Limited by directors or directors of a major subsidiary of the Company:
Name
C
P
Buys
Office held
Director of major
subsidiary
Company
Sasol Synfuels (Pty)
Limited
Date transaction effected
01 December 2004
Option offer date
24 November 1997
Option offer price
R57,50
Exercise date
03 December 1997
Exercise price
R51,00
Selling price per share
R117,50
Number of shares
1 400
Total value
R164 500
Class of shares
Ordinary no par value
Nature of transaction
Sale of shares pursuant to
implementation of options
Nature and extent of Director's interest
Direct beneficial
Clearance given in terms of paragraph 3.66
Yes
Name
C
P
Buys
Office held
Director of major
subsidiary
Company
Sasol Synfuels (Pty)
Limited
Date transaction effected
01 December 2004
Option offer date
28 September 1998
Option offer price
R25,10
Exercise date
28 October 1998
Exercise price
R27,60
Selling price per share
R117,50
Number of shares
4 400
Total value
R517 000
Class of shares
Ordinary no par value
Nature of transaction
Sale of shares pursuant to
implementation of options
Nature and extent of Director's interest
Direct beneficial
Clearance given in terms of paragraph 3.66
Yes
2 December 2004
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SASOL LIMITED - DIRECTOR'S DEALING IN SECURITIES
Sasol Limited

(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
(ISIN: ZAE000006896)

Share codes:
JSE - SOL
NYSE - SSL

("Sasol")

In compliance with Rule 3.63 - 3.66 of the Listings Requirements of the JSE Securities Exchange, South Africa, we hereby announce the following transactions in securities of Sasol by the director of a major subsidiary of the Company:

Name

A

M

Human

Office held

Director of major subsidiary of

Sasol

Limited

Company

Sasol Synfuels (Pty) Limited

Date transaction effected

7 December 2004

Offer date

9 September 2004

Offer expiry date

9 September 2013

Offer price per share

R111,20

Exercise price per share

R112,70

Number of shares

6 300

Total value

R710 010,00

Vesting periods

2 years - one third

4 years - second third

6 years - final third

Class of shares

Ordinary no par value

Nature of transaction

Acceptance and exercise of options to purchase shares

Nature and extent of Director's

Direct beneficial

interest

Clearance given in terms of

Yes

paragraph 3.66

8 December 2004
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SASOL LIMITED - DIRECTOR'S DEALING IN SECURITIES
Sasol Limited

(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
(ISIN: ZAE000006896)

Share codes:
JSE - SOL
NYSE - SSL

("Sasol")

In compliance with Rule 3.63 - 3.66 of the Listings Requirements of the JSE Securities Exchange, South Africa, we hereby announce the following transactions in securities of Sasol by the director of a major subsidiary of the Company:

Name

M

Sieberhagen

Office held

Director of major subsidiary of

Sasol

Limited

Company

Sasol Synfuels (Pty) Limited

Date transaction effected

20 December 2004

Option offer date

28 September 1998

Option offer price

R25,10

Exercise date

26 October 1998

Exercise price

R28,10

Selling price per share

R117,10

Number of shares

2 200

Total value

R257 620,00

Class of shares

Ordinary no par value

Nature of transaction

Sale of shares pursuant to

implementation of options

Nature and extent of Director's

Direct beneficial

interest

Clearance given in terms of

Yes

paragraph 3.66

21 December 2004
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
TRANSACTIONS BY DIRECTORS IN SECURITIES OF SASOL LIMITED
In compliance with Rule 3.63 - 3.66 of the Listings Requirements of the JSE
Securities Exchange, South Africa, we announce the following transactions in securities of Sasol Limited by directors or directors of a major subsidiary of the Company:
Name
J
H
Fourie
Office held
Non-Executive Director
Company
Sasol
Limited
Date transaction effected
22 December 2004
Option offer date
28 September 1998
Option offer price
R25,10
Exercise date
30 October 1998
Exercise price
R27,45
Number of shares
29 300
Total value
R735 430,00
Vesting periods
2 years - one third
4 years - second third
6 years - final third
Class of shares
Ordinary no par value
Nature of transaction
I
mplementation of
options and purchase of
shares
Nature and extent of Director's interest
Direct beneficial
Clearance given in terms of paragraph 3.66
Yes
Name
J
H
Fourie
Office held
Non-Executive Director
Company
Sasol
Limited
Date transaction effected
22 December 2004
Selling price per share
R117,90
Number of shares
7 000
Total value
R825 300,00
Class of shares
Ordinary no par value
Nature of transaction
Sale of shares
Nature and extent of Director's interest
Direct beneficial
Clearance given in terms of paragraph 3.66
Yes
23 December 2004
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)

(Registration number: 1979/003231/06)
ISIN Code: ZAE00006896
Share Code: SOL

NYSE Code: SSL

TRANSACTIONS BY DIRECTORS IN SECURITIES OF SASOL LIMITED

In compliance with Rule 3.63 - 3.66 of the Listings Requirements of the JSE Securities Exchange, South Africa, we announce the following transactions in securities of Sasol Limited by directors or directors of a major subsidiary of the Company:

Name

J

A

van

der

Westhuizen

Office held

Director of major

subsidiary

Company                                                                                                         Sasol

Synfuels

(Proprietary)

Limited

Date transaction effected

30 December 2004

Option offer date

29 October 1999

Option offer price

R42,30

Exercise date

15 November 1999

Exercise price

R44,60

Selling price per share

R120.00

Number of shares

2 000

Total value

R240 000.00

Class of shares

Ordinary no par value

Nature of transaction

Sale of shares pursuant

to implementation of

options

Nature and extent of Director's interest

Direct beneficial

Clearance given in terms of paragraph 3.66

Yes

Name

J

A

van

der

Westhuizen

Office held

Director of major

subsidiary

Company                                                                                                         Sasol

Synfuels

(Proprietary)

Limited

Date transaction effected

30 December 2004

Option offer date

29 October 1999

Option offer price

R42,30

Exercise date

15 November 1999

Exercise price

R44,60

Selling price per share

R119,60

Number of shares

2 000

Total value

R239 200.00

Class of shares

Ordinary no par value

Nature of transaction

Sale of shares pursuant

to implementation of

options

Nature and extent of Director's interest

Direct beneficial

Clearance given in terms of paragraph 3.66

Yes

Name J A van der Westhuizen
Office held Director of major
subsidiary
Company                                                                                                         Sasol Synfuels
(Proprietary) Limited
Date transaction effected 30 December 2004
Option offer date 29 October 1999
Option offer price R42,30
Exercise date 15 November 1999
Exercise price R44,60
Selling price per share R119.20
Number of shares 2 400
Total value R286 080.00
Class of shares Ordinary no par value
Nature of transaction Sale of shares pursuant
to implementation of
options
Nature and extent of Director's interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes
30 December 2004
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 4 January 2005
By:
/s/ N L Joubert
Name: Nereus Louis Joubert
Title: Company Secretary